SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CNPJ: 33.042.730/0001-04

NOTICE TO STOCKHOLDERS
PAYMENT OF INTERESTS AND DIVIDENDS ON OWN CAPITAL

Having in mind that Companhia Siderúrgica Nacional stockholders, at General and Extraordinary Stockholders’ Meetings, held cumulatively on 04/29/2004, approved payment of (i) R$245,521,000.00 (two hundred and forty five million, five hundred and twenty one thousand reais) in interest on equity; and (ii) R$471,779,000.00 (four hundred and seventy one million, seven hundred and nine thousand reais), in dividends, we inform Stockholders as follows:

1 – Interests On Equity and Income Tax

Stockholders registered with the depository institution, on 04/29/2004, are entitled to receiving Interests on equity in the gross amount of R$3.422885 per lot of one thousand shares, such amount being subject to 15% (fifteen percent) Income Tax, excepting the application of this tax rate to stockholders domiciled in a country that does not tax income or that taxes at the maximum rate under 20% (twenty percent), who in this case are subject to Income Tax at the rate of 25% (twenty five percent), as set forth in article 8 of Law No. 9,779/99, providing the net amount of R$2.90945 per lot of one thousand shares.

Immune or exempt entities, reached by articles 12 and 15 of Law No. 9,532/97, which are supported by a judicial measure or decision determining not to withhold and not to pay the referred tax, specifically on payment of interests on equit, shall submit, again, to CSN, up to 05/03/2004: (i) copy of the same authenticated by the respective Court Registry; and (ii) letter addressed to CSN, whereby they expressly assume,the commitment of: (a) informing, within 24 hours from being notified, eventual reform or annulment of said measure or decision; and (b) reimbursing CSN the tax and all other charges that may eventually be demanded, as a result of referred to payment, within 3 (three) business days from the notification made by CSN.

Private Pension Entities opting for the Special Taxing System, established by Provisional Measure No. 2,222, of September 4th, 2001 in order to be exempted from Income Tax Withheld at Source, must submit up to 05/03/2004, in authenticated copies: (i) Statement, according to the model contained in annex II of Regulatory Instruction No. 126, of January 25th, 2002; and, (ii) Option Document, dealt with § 3 of art. 4 of the same Regulatory Instruction duly received at the competent SRF (Internal Revenue Service) unit.

2 – Dividends

Stockholders registered with the depository institution, on 04/29/2004, are entitled to receiving dividends at the ratio of R$6.577218 per lot of one thousand shares.

3 – Instructions Regarding Credit of Interests and Dividends

Stockholders will have interest and dividend amounts available as of 06/11/04, without price-level restatement, at their banking domiciles, such as supplied to depository institution, Itaú; Corretora de Valores S.A.

Stockholders users of fiduciary custodies will have their interests and dividends credited according to criteria adopted by Stock Exchanges.

Stockholders, whose records do not contain the CPF/CNPJ (Individual/Corporate Taxpayers’ Registers) number or the indication of “Bank/Branch/Checking Account”, will have their interests and dividends credited, within 3 (three) business days, starting on due regularization of respective records at Banco Itaú; S.A. branches, or through a letter addressed to Superintendência de Serviços a Acionistas of Itaú; Corretora de Valores S.A., located at Rua Boa Vista, 185 – 6º andar – São Paulo – SP – CEP: 01092-900.

4 – Service Locations

At Banco Itaú; S.A. branches, specialized in Stockholder Care, during banking hours.

Rio de Janeiro, April 29th, 2004.

Lauro Henrique Campos Rezende
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.